July 11, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Mr. Mark. P. Shuman

            Ms. Brenda C. Jacobs

            Mr. Jeff Kauten

RE:        TYG Solutions Corp.

Request for Acceleration of Effectiveness of S-1 (File No. 333-198284)

originally filed August 21, 2014, as amended, and corresponding Registration

Statement on Form 8-A (File No. 000-55657)

Gentlemen:

               Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TYG Solutions Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the acceleration, effective as of July 15, 2016 at 4 p.m., or at the earliest practicable date hereafter, of its above captioned Registration Statements on Form S-1 and Form 8-A (the “Registration Statements”).

            The Registrant hereby authorizes Matheau J. W. Stout, Esq. to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Stout at (410) 429-7076. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to the undersigned at TYG Solutions Corp., 202 Avenue F., Brooklyn, New York 11218, with a copy to the Registrant’s counsel, Matheau J. W. Stout, Esq., 400 E. Pratt Street, 8th Floor, Baltimore, MD 21202, facsimile number (888) 907-1740.

If you have any questions with respect to this matter, please contact Matheau J. W. Stout at (410) 429-7076.

Sincerely,

TYG Solutions Corp.

/s/ Natan Barmatz

Natan Barmatz

Chief Executive Officer